Exhibit 99.5

METAL STORM LIMITED ACN 064 270 006

ASX: MST OTC: MTSXY
New Contract with Public Works
and Government Services Canada
Arlington, Virginia — 16 September 2011: Metal Storm Limited.
Metal Storm Limited today announced that Metal Storm, Inc. received a Contract from Public Works and Government Services Canada in the amount of USD$63,286. The contract is for the purchase of Metal Storm’s 3GL™ modular grenade launcher, multiple munitions for the 3GL™ and Metal Storm’s MAUL™ (Multi-shot Accessory Under-barrel Launcher) for testing purposes.
The Metal Storm 3GL™ is a lightweight, semi-automatic 3 shot 40mm grenade launcher designed for military and Special Forces operators. At just a fraction of the weight, length and profile of any other 40mm semi-automatic grenade launcher, the 3GL™ can be used as a compact stand-alone weapon or can be mounted under the barrel of an operator’s primary assault rifle.
The Metal Storm MAUL™ is an ultra-lightweight (1.8 lbs.) 12-gauge launcher that provides lethal, less-lethal and door breaching capabilities for military and law enforcement operators. The MAUL™ provides 5 shot semi-automatic capabilities with the ability to reload 5 rounds in 2 to 3 seconds providing extended flexibility for escalation of force or force continuum for military and law enforcement, respectively.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.